AMENDED NOTICE OF ANNUAL MEETING

TO THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION:

Notice is hereby given that the Annual Meeting (the "Meeting") of Catalyst Paper Corporation (the "Corporation") will be held at the Delta Vancouver Airport Hotel, 3500 Cessna Drive, Richmond, British Columbia, on Wednesday, May 7, 2014 at 2:00 p.m., local time, for the following purposes:

1. To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2013, and the auditors' report thereon;

2. To reappoint auditors for the ensuing year;

3. To elect Directors for the ensuing year; and

4. To transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.

The directors have fixed the close of business on March 26, 2014 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements and the auditors' report for the year ended December 31, 2013 are contained in the Annual Reports accompanying this Notice.

Shareholders are invited to attend the meeting. *Registered shareholders* who cannot attend the Meeting in person, are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada. *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, the proxy must be received by CST Trust Company prior to 2:00 p.m. Vancouver time on May 5, 2014, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.

DATED at Vancouver, British Columbia, this 15th day of April, 2014.

By order of the Board of Directors
(Signed) BRIAN BAARDA
Corporate Secretary